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EX-99.1 PROXY INFO STATEMENT TO HOLDERS OF ADSs
                                                                    Exhibit 99.1

                                                               September 6, 2000

DEPOSITARY RECEIPTS

Depositary's notice of Annual General Meeting of Shareholders of REDIFF.COM INDIA LIMITED.

ISSUE:
Rediff.com India Limited / Cusip 757479100

COUNTRY:
India

MEETING DETAILS:
Annual General Meeting of the Shareholders Friday, September 29th, 2000 at 11 A.M. at Mahalaxmi Engg. Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016.

MEETING AGENDA:
The Company's Notice of Meeting, including the Agenda, is attached.

VOTING DEADLINE:
On or before September 21, 2000 at 10:00 A.M. (New York City time)

ADS RECORD DATE:
September 6, 2000

ORDINARY ADR RATIO:
One Ordinary Equity Share is equal to two American Depositary Shares.

In accordance with Section 4.10 of the Deposit Agreement between Rediff.com India Limited (the "Company") and Citibank N.A. (the "Depositary"), Holders of Rediff.com India Limited American Depositary Shares (ADSs) are hereby notified of the Company's Annual General Meeting. A copy of the Notice of the Meeting from the Company, which includes the agenda for such meeting, is enclosed.

Holders of the Company's ADSs will be entitled, subject to any applicable provisions of Indian Law of the Deposited Securities, or of the Memorandum and Articles of the association of the Company, to instruct the Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of shares or other Deposited Securities represented by their respective American Depositary Shares. Upon receipt of the enclosed Voting Instruction Form, duly signed by the above-stated deadline, the Depositary shall notify such voting instruction to the Chairman of the Company, or such other director the Chairman may designate and appoint the representative of the Depositary and the


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Registered Holders to attend such meeting and vote the Deposited Securities in the direction so instructed by such Registered Holders.

Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by such Holder's American Depositary Shares, either (x) in the event of voting on a show of hands, in which case the Depositary shall vote, or shall instruct the Custodian to vote, all Shares and/or other Deposited Securities held under the terms hereof in accordance with instructions received from Holders of a majority of the American Depositary Shares for which voting instructions have been timely given to the Depositary, or (y) in the event of voting on a poll, in which case the Depositary shall vote, or shall instruct the Custodian to vote, the Shares and/or other Deposited Securities in accordance with the voting instructions timely received from the Holders giving instructions.

For the purpose of Section 4.10 of the Deposit Agreement between the Company and the Depositary, in the event that the Depositary receives an express instruction from a Holder as of the ADS Record Date to demand a poll with respect to any matter to be voted on by Holders of the American Depositary Shares, the Depositary shall notify the Chairman of the Company or a person designated by the Chairman of such instruction and request the Chairman or such designee to demand a poll with respect to such matters. The Company agrees that the Chairman or such designee will use their reasonable best efforts to demand a poll at the meeting at which such matters are to be voted on and to vote such Shares in accordance with the instructions of the Holders of the American Depositary Shares.

Under Indian law, as in effect as of the date hereof, voting of Shares is by show of hands (in which case each shareholder has one (1) vote regardless of the number of Shares owned) unless a poll is validly demanded, and that a proxy holder may not vote except in a poll vote. In addition, the Company's Articles of Association and Memorandum of Association, as in effect as of the date hereof, provide that a poll may be demanded at any general meeting by a holder or holders holding (a) at least 10% of the total Shares entitled to vote on a resolution or (b) Shares with an aggregate paid up capital of at least Rs. 50,000. As a result, unless specifically instructed by a Holder or Holders holding (a) at least 10% of the total Shares (represented by such Holder(s)' American Depositary Shares) entitled vote on a resolution or (b) Shares (represented by such Holder(s)' American Depositary Shares) with an aggregate paid-up capital of at least Rs. 50,000, the Chairman of the Company or his designee may not be able to demand a poll at the instruction of Holders. The Company's Articles of Association and Memorandum of Association (as in effect on the date hereof) further provide that the Chairman of the Company shall cast the deciding vote, in the event of a tie.

Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to


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exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, Deposited Securities represented by ADSs except (a) pursuant to and in accordance with the voting instructions timely received from Holders or (b) as otherwise contemplated herein in the event of voting by show of hands. If the Depositary timely receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder's ADSs, the Depositary will deem such Holder (unless otherwise specified in the notice distributed to Holders) to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Deposited Securities represented by ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.